UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                                                 Commission File Number 0-30932
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                          NOTIFICATION OF LATE FILING

(Check One) [ ] Form 10-K  [X] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
[ ] Form N-SAR

For Period Ended: December 31, 2002

[ ] Transition Report on Form 10-K        [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F        [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
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 Read attached instruction sheet before preparing form. Please print or type.
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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

Regus plc
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Full Name of Registrant


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Former Name if Applicable

3000 Hillswood Drive
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Address of Principal Executive Office (Street and number)

Chertsey KT16 0RS, England
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City, State and Zip Code


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PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

     We seek relief pursuant to Rule 12b-25(b) to file a late Form 20-F. The Form 20-F for the period ended December 31, 2002 could not be filed without unreasonable effort or expense and the subject annual report will be filed on or before the fifteenth calendar day following the prescribed due date of June 30, 2003.

     We are delaying the filing of our Form 20-F due to considerable delays in finalizing our audited accounts for the year ended December 31, 2002. The 2002 accounts were completed and signed off, with auditor qualification, by our auditors at KPMG Audit plc on June 4, 2003. By comparison, the 2001 accounts were completed on March 8, 2002. The audited accounts form the starting point for the 20-F and, accordingly, completion of the 20-F has been delayed.

The reasons for the delay in completing the audited accounts include:

1. Our sale of a 58% controlling interest in our UK business to Alchemy Partners on December 30, 2002. The UK business represented approximately 40% of Regus (based on revenues) and remains a very significant associate company.
The sale transaction included provision for the payment of deferred consideration based upon 2002 EBITDA, net liabilities and net cash of the UK business at December 31, 2002, each calculated in accordance with the prescriptive provisions of the sale and purchase agreement. This effectively necessitated a double audit of the UK business.


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2. Regus plc and our US subsidiary filed for Chapter 11 protection on January
14, 2003. This bankruptcy proceeding required us to consider the need for asset write-downs and/or provisions for onerous leases at the year-end. We have over 400 leases on a worldwide basis and this detailed review took significant time to complete and resulted in an exceptional charge of (pound)92 million.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Tim Regan, Esq.           011 44 1932               895 059
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               (Name)                (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Please refer to "Part III - Narrative"

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                                   Regus plc
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   June 30, 2003                    By   /s/ Stephen Stamp
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                                             Name:  Stephen Stamp
                                             Title:   Group Finance Director


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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).



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